EXHIBIT 99.4

August 11, 2011

Plains All American Pipeline, L.P.

Re:    Plains All American Pipeline, L.P.
Public Offering of Common Units

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) among Plains All American Pipeline, L.P., a Delaware limited partnership (the “Partnership”), Vulcan Energy Corporation, a Delaware corporation (the “Selling Unitholder”), Citigroup Global Markets Inc. and any other party thereto named therein as an underwriter relating to an underwritten public offering of common units representing limited partner interests of the Partnership (“Common Units”).

To induce you to enter into the Underwriting Agreement, the undersigned agrees that the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any Common Units or any securities that are convertible into, or exercisable or exchangeable for, or that represent the right to receive, Common Units or any securities that are senior to or pari passu with Common Units, or publicly announce an intention to effect any such transaction, for a period of one (1) year after the date of the Prospectus (as defined in the Underwriting Agreement) without your prior written consent; provided, however, that the restrictions contained in this letter shall not apply to or restrict (i) registration of or sale to the underwriters of any Common Units pursuant to the Underwriting Agreement or in the related concurrent registered placement to John T. Raymond and Jim Flores and their respective affiliates, (ii) distributions of Common Units to partners, members or stockholders of the Selling Unitholder or of Vulcan Capital Private Equity Management I LLC, (iii) bona fide gifts or (iv) dispositions to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the Selling Unitholder and/or the immediate family of the Selling Unitholder or of any persons to whom a transfer was permitted by clause (ii) above; provided, however, that in the case of transfers pursuant to clauses (ii), (iii) and (iv) set forth above any recipient of such Common Unit agrees in writing to be bound by the terms of this letter.

If for any reason the Underwriting Agreement is terminated before the Delivery Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Yours very truly,

VULCAN CAPITAL PRIVATE EQUITY I LLC

By:	Vulcan Capital Private Equity Management I LLC, its Manager

By:	Vulcan Capital Private Equity Inc., its Managing Member

By:	/s/ Paul Ghaffari
	Name:	Paul Ghaffari
	Title:	Vice President